Exhibit 99.1

Costamare Inc. Announces Acquisition of Dry Bulk Vessels

MONACO – June 14, 2021 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today the acquisition of 16 dry bulk vessels of between 33,000 and 85,000 DWT, with an average age of 10 years.  The vessels are currently operating in the spot market.  Two of the ships have been delivered with the rest of the vessels expected to be delivered latest by January 2022.

Gregory Zikos, Chief Financial Officer of the Company, said: “We are pleased to announce the acquisition of dry bulk vessels. We have decided to invest in a liquid sector with strong fundamentals that provide enhanced return opportunities for our shareholders.

The ships will be managed through our existing platform headed and enriched by the dry bulk Onassis team, who will be joining Costamare in July.

The acquisitions will initially be funded with cash on hand, and the Company is in the process of arranging commercial bank debt. Considering the nature of the dry bulk business, we plan to have low leverage of up to 60% of the value of the assets.

We look forward to providing a detailed update on our business strategy during our second quarter results.”

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 47 years of history in the international shipping industry and a fleet of 81 containerships, with a total capacity of approximately 581,000 TEU and 16 dry bulk vessels with a total capacity of approximately 932,000 DWT. Five of our containerships have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco

Tel: (+377) 93 25 09 40

Email: ir@costamare.com